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                             March 16, 2021

       Michael Blitzer
       Co-Chief Executive Officer
       Inflection Point Acquisition Corp.
       34 East 51st Street, 5th Floor
       New York, NY 10022

                                                        Re: Inflection Point
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 5, 2021
                                                            File No. 333-253963

       Dear Mr. Blitzer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 5, 2021

       The Offering, page 11

   1. We note your disclosure on page 17 that prior to the closing of your initial business combination, only
holders of your Class B ordinary shares will have the right to vote on the appointment and
removal of directors. Please disclose whether the company will be a controlled company as
defined under Nasdaq   s rules. If so, disclose whether the company
                                                        will utilize related
corporate governance exemptions that Nasdaq provides to a controlled company. If applicable,
include related risk factor disclosure.
   2. We note your disclosure on page 26 that each public shareholder may elect to redeem its public shares
irrespective of whether they vote for or against the proposed transaction.
                                                        Please revise to
disclose whether the shareholders will be permitted to redeem their shares if they do not vote, or
abstain from voting.
 Michael Blitzer
Inflection Point Acquisition Corp.
March 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                           Sincerely,
FirstName LastNameMichael Blitzer
                                                           Division of
Corporation Finance
Comapany NameInflection Point Acquisition Corp.
                                                           Office of Energy &
Transportation
March 16, 2021 Page 2
cc:       Joel Rubinstein
FirstName LastName